Exhibit 99.1

Cenovus and Husky Combine to Create a Resilient
Integrated Energy Leader

Combination of complementary businesses will result in $1.2 billion in cost and capital synergies, enhance free funds flow generation and support investment grade credit profile

CALGARY, Alberta, October 25, 2020 – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) and Husky Energy Inc. (TSX: HSE) today announced a transaction to create a new integrated Canadian oil and natural gas company with an advantaged upstream and downstream portfolio that is expected to provide enhanced free funds flow generation and superior return opportunities for investors.

The companies have entered into a definitive arrangement agreement under which Cenovus and Husky will combine in an all-stock transaction valued at $23.6 billion, inclusive of debt. The combined company will operate as Cenovus Energy Inc. and remain headquartered in Calgary, Alberta. The transaction has been unanimously approved by the Boards of Directors of Cenovus and Husky and is expected to close in the first quarter of 2021.

Transaction highlights:

•	Accretive to all shareholders on cash flow and free funds flow per share
•	Anticipated annual run rate synergies of $1.2 billion, largely achieved within the first year, independent of commodity prices
•	Expected free funds flow break-even at West Texas Intermediate (WTI) pricing of US$36 per barrel (bbl) in 2021, and at less than WTI US$33/bbl by 2023
•	Low exposure to Western Canadian Select (WCS) locational differential risk while maintaining healthy exposure to global commodity prices
•	Increased and more stable cash flows support investment grade credit profile
•	Net-debt-to-adjusted-EBITDA ratio of less than 2x expected to be achieved in 2022
•	Anticipated quarterly dividend of $0.0175 per share (upon Board approval) and positioned for consistent growth
•	Husky shareholders will receive 0.7845 of a Cenovus share plus 0.0651 of a Cenovus share purchase warrant in exchange for each Husky common share

An Integrated Oil and Natural Gas Leader – Key Facts
	Standalone Cenovus[1]	Standalone Husky[1]	Pro forma company[1]
Production (BOE/d)	~475,000	~275,000	~750,000
Upgrading & refining capacity (BOE/d)	~250,000	~410,000	~660,000
2P reserves (mmBOE)	~7,000	~2,000	~9,000
Takeaway capacity from Alberta (bbls/d) Current pipelines Planned pipelines/expansions	~135,000 ~275,000	~130,000 ~30,000	~265,000 ~305,000
Crude oil storage (mmbbls)	~10	~6	~16
Sustaining capital ($billion per year)	1.2	1.8	2.4
Commitment to ESG leadership	Ambition to achieve net zero emissions by 2050; specific ESG targets and plan to be announced post close

1 Based on year-to-date production.

cenovus.com  |  huskyenergy.comPage 1 of 11

Highly Complementary Integrated Portfolio

The combination has low exposure to Alberta oil pricing while maintaining healthy exposure to global commodity prices. It will unlock market opportunities by uniting high-quality and low-cost oil sands and heavy oil assets with extensive midstream and downstream infrastructure, creating a global competitor able to optimize margin capture across the heavy oil value chain.

“We will be a leaner, stronger and more integrated company, exceptionally well-suited to weather the current environment and be a strong Canadian energy leader in the years ahead,” said Alex Pourbaix, Cenovus President and Chief Executive Officer. “The diverse portfolio will enable us to deliver stable cash flow through price cycles, while focusing capital on the highest-return assets and opportunities. The combined company will also have an efficient cost structure and ample liquidity. All of this supports strong credit metrics, accelerated deleveraging and an enhanced ability for return of capital to shareholders.”

The combined company will be the third largest Canadian oil and natural gas producer, based on total company production, with about 750,000 barrels of oil equivalent per day (BOE/d) of low-cost oil and natural gas production, including 50,000 BOE/d of high free funds flow generating offshore Asia Pacific production. It will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 barrels per day (bbls/d), which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The company will have access to about 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines, as well as about 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have 16 million barrels of crude oil storage capacity as well as strategic crude-by-rail assets that provide takeaway optionality.

Rob Peabody, Husky President and Chief Executive Officer, said, “Bringing our talented people and complementary assets together will enable us to deliver the full potential of this resilient new company. The integration of Cenovus’s best-in-class in situ oil sands assets with Husky’s extensive North American upgrading, refining and transportation network and high netback offshore natural gas production, will create a low-cost competitor and support long-term value creation.”

The transaction will result in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production. The company will have opportunities for margin enhancement through strategically located upstream assets integrated with the upgrading complex at Lloydminster, Saskatchewan, large U.S. refining assets in PADD 2 and PADD 3, and storage and blending operations at Hardisty, Alberta. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio will also shorten the future value chain and reduce condensate costs associated with heavy oil transportation. Cash flow stability is further underpinned by the global exposure of Husky’s offshore Asia Pacific natural gas production interests, which currently generate approximately $1 billion in annual free funds flow through sales largely under long-term contracts.

Strategic and Financial Benefits of the Combination

Cenovus and Husky combined are expected to be stronger, more competitive, efficient and profitable than either company on its own.

Immediate and tangible savings and improved capital allocation opportunities

The combined company is expected to generate an incremental $1.2 billion of annual free funds flow, comprised of $600 million in annual corporate and operating synergies and $600 million in annual capital allocation synergies, achievable independent of commodity prices. These synergies are the product of a rigorous and disciplined evaluation process conducted by Cenovus and Husky over the past months to identify the specific efficiencies that can be gained through this transaction. The vast majority of the annual savings are anticipated to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies realized within year two. The companies anticipate additional future savings based on opportunities for further physical integration of the upstream and downstream heavy oil assets.

The anticipated $600 million in annual corporate and operating cost synergies will be achieved through reductions to combined workforce and corporate overhead costs including streamlined IT systems and

cenovus.com  |  huskyenergy.comPage 2 of 11

procurement savings through economies of scale. Immediate efficiencies are also expected to be realized by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin, and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities.

The expanded portfolio will enable more efficient, returns-focused capital allocation. The company is expected to sustain production levels and downstream operations with an anticipated annual capital investment of $2.4 billion, a reduction of more than $600 million per year compared with what would be required by the two companies on a standalone basis. The estimated proved reserves life of about 33 years, consisting mostly of very low-cost reserves, is expected to result in reduced re-investment risk and eliminate the need for future large-scale capital projects to sustain production at current levels.

Enhanced free funds flow generation and investment grade metrics

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of US$36/bbl, with a line of sight to reducing its free funds flow breakeven to less than WTI US$33/bbl by 2023. This is lower than either company on a standalone basis.

The company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. In the current environment, free funds flow generation will position the combined company to achieve a net-debt-to-adjusted-EBITDA target of less than 2x in 2022, without the need for asset dispositions. Along with the combined entity’s lower free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

The funds flow profile of the combined company supports investment grade credit metrics and a lower cost of capital through the commodity price cycle. At closing, the combined company is expected to have ample liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022.

After achieving its balance sheet objectives, the company expects to generate sufficient free funds flow to be able to consider sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following the close of the transaction, Cenovus is anticipating the Board’s approval of a quarterly dividend of $0.0175 per share.

Uncompromising Commitment to Safety and Sustainability Leadership

The commitments both Cenovus and Husky have made to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This includes ambitious ESG targets, robust management systems and transparent performance reporting. The company will continue working to earn its position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company independently of achieving net zero emissions by 2050. Cenovus will also make it a priority to continue building upon the strong local community relationships already established by both companies, with a focus on Indigenous economic reconciliation.

The targets Cenovus and Husky released earlier this year for their key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. Cenovus remains committed to pursuing ESG targets and will undertake a similarly thorough analysis before setting meaningful targets for the new portfolio. Once that work is complete in 2021 and approved by the Board, the new targets and plans to achieve them will be disclosed. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the company’s ESG commitments.

Management and Board Leadership – Committed to Successful Integration

The combined company will be led by a proven management team reflecting the strengths of both organizations, with a track record of strong safety performance, operational excellence and cost and capital discipline, along with downstream and midstream expertise. Alex Pourbaix will serve as Chief Executive Officer of the combined company, Jeff Hart will serve as Chief Financial Officer, Jon McKenzie will serve as the Chief Operating Officer and Keith MacPhail will serve as independent Board Chair.

cenovus.com  |  huskyenergy.comPage 3 of 11

Additional senior executives for the combined company will be selected from top talent at both companies and named by the close of the transaction.

The management team will be complemented by a Board of Directors consisting of eight directors identified by Cenovus and four directors identified by Husky.

Transaction Details and Governance

Under the terms of the definitive agreement, Husky shareholders will receive 0.7845 of a Cenovus share plus 0.0651 of a Cenovus share purchase warrant in exchange for each Husky common share. This represents a 21% premium, excluding warrants, relative to Husky’s five-day volume-weighted average price per share as at October 23, 2020. Including the warrants, the premium is 23%. While the transaction was originally conceived as an at-market merger, resulting in a negotiated proportionate ownership level, the respective share values have diverged during the due diligence period over the past months. This resulted in a premium for Husky shareholders based on the current share prices.

Each whole warrant will entitle the holder to acquire one Cenovus common share for a period of five years following the completion of the transaction at an exercise price of $6.54 per share. Assuming the full exercise of such warrants, the combined company would receive approximately $428 million in cash proceeds. The aggregate consideration package for Husky shareholders implies a transaction equity value for Husky of approximately $3.8 billion, and a transaction enterprise value for Husky of approximately $10.2 billion.

The transaction is structured through a plan of arrangement in respect of the securities of Husky under the Business Corporations Act (Alberta), and is subject to the approval of at least two-thirds of the votes cast by holders of Husky common shares. Hutchison Whampoa Europe Investments S.à r.l., which holds 40.19% of the Husky common shares and L.F. Investments S.à r.l., which holds 29.32% of the Husky common shares, have each entered into a separate irrevocable voting support agreement with Cenovus pursuant to which each has committed to vote all of its Husky common shares, representing, in total, approximately 70% of the Husky common shares, in favour of the transaction at the special meeting of Husky shareholders. In addition, Husky will also seek the approval of at least two-thirds of the votes cast by holders of outstanding Husky preferred shares voting together as a single class. If Husky preferred shareholder approval is obtained, each Husky preferred share will be exchanged for one Cenovus preferred share with substantially the same commercial terms and conditions as the Husky preferred shares. The transaction is not conditional on Husky preferred shareholder approval and, if not obtained, the Husky preferred shares will remain outstanding in a subsidiary of the combined company.

The issuance of Cenovus common shares, warrants exercisable for Cenovus common shares and, if applicable, Cenovus preferred shares pursuant to the transaction is subject to the approval by a majority of the votes cast by holders of Cenovus common shares at a special meeting of Cenovus shareholders.

Immediately following the close of the transaction, and prior to the exercise of any warrants issued to Husky shareholders as part of this transaction, Cenovus shareholders will own approximately 61% of the combined company, and Husky shareholders will own approximately 39%. Immediately following the close of the transaction, Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. will respectively hold approximately 15.7% and 11.5% of the combined company.

“Cenovus is pleased to have Husky’s significant shareholders, with their strong ties to Canada, exceptional business capabilities and knowledge of Asia and Husky’s Asian assets in particular, become one of our long-term shareholders,” said Pourbaix. “We value the perspectives they will provide as highly successful international investors.”

In addition to the voting support agreements, Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. have also each entered into a separate standstill agreement with Cenovus, taking effect at closing, under which they will each be subject to certain voting requirements, transfer restrictions and other standstill restrictions for a maximum term of five years following completion of the transaction. All other shareholders holding 5% or more of the combined company at closing of the transaction that do not have existing similar rights, will also be provided with customary registration and pre-emptive rights upon request.

cenovus.com  |  huskyenergy.comPage 4 of 11

The Board of Directors of each of Cenovus and Husky have unanimously approved the arrangement agreement and support the transaction. Details of the transaction will be included in a joint information circular that Cenovus and Husky expect to mail to their respective shareholders by mid-November. The special shareholder meetings of both companies are expected to be held in December.

In addition to shareholder approvals, the transaction is subject to regulatory approvals, as well as the approval of the Court of Queen’s Bench of Alberta.

The transaction is expected to close in the first quarter of 2021.

Further details regarding this strategic transaction will be available on Cenovus’s and Husky’s SEDAR profiles at sedar.com and on Cenovus’s website at cenovus.com and Husky’s website at huskyenergy.com.

Any questions or requests for further information regarding the plan of arrangement and the special meetings to be held to consider the proposed transaction should be directed to Kingsdale Advisors by telephone, toll-free in North America at 866-851-4179 or at 416-867-2272 outside of North America, or e-mail at contactus@kingsdaleadvisors.com.

Advisors

RBC Capital Markets and TD Securities are acting as financial advisors to Cenovus, and have each provided a verbal opinion to the Board of Directors of Cenovus that the consideration to be paid by Cenovus under the arrangement agreement is fair, from a financial point of view, to Cenovus subject to the assumptions made and limitations and qualifications included in the written opinion of each financial advisor. Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as Cenovus’s legal advisors.

Goldman Sachs Canada and CIBC Capital Markets are acting as financial advisors to Husky. Osler, Hoskin & Harcourt LLP and Norton Rose Fulbright US LLP are Husky’s legal advisors.

Hutchison Whampoa Europe Investments S.à r.l.’s legal advisors are Stikeman Elliott LLP and Skadden Arps Slate Meagher & Flom LLP. L.F. Investments S.à r.l.’s legal advisor is Marvin Yontef, Esq.

Conference Call Today

11 a.m. Mountain Time (1 p.m. Eastern Time)

The companies will host a joint conference call and webcast today, Sunday, October 25, 2020, starting at 11:00 a.m. MT (1:00 p.m. ET) to discuss the transaction. To participate, please dial 833-529-0230 (toll-free in North America) or 236-389-2157 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com and huskyenergy.com. The webcast will be archived for approximately 90 days.

Media will join in listen only mode.

Advisory

Basis of Presentation

All financial figures and information have been prepared in Canadian dollars (which includes references to "dollars" and "$"), except where another currency has been indicated, and in accordance with International Financial Reporting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board. Production volumes are presented on a before royalties basis.

Non-GAAP Measures

Certain financial measures in this news release do not have a standardized meaning as prescribed by IFRS, such as adjusted EBITDA, adjusted free funds flow, free funds flow, net debt and netback, and therefore are considered non-GAAP measures. These measures may not be comparable to similar

cenovus.com  |  huskyenergy.comPage 5 of 11

measures presented by other issuers. These measures have been described and presented in order to provide shareholders, potential investors and analysts with additional measures for analyzing the transaction. This additional information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Adjusted EBITDA is a non-GAAP measure defined as net earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, exploration & evaluation write-down, goodwill impairments, asset impairments and reversals, unrealized gains (losses) on risk management, foreign exchange gains (losses), revaluation gain, re-measurement of contingent payment, gains (losses) on divestiture of assets, and other income (loss), net, calculated on a trailing 12-month basis.

Net-debt is a non-GAAP measure defined as short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Free funds flow is a non-GAAP measure defined as adjusted funds flow less capital investment.

Adjusted funds flow is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted funds flow is defined as cash from (used in) operating activities excluding net change in other assets and liabilities and net change in non-cash working capital. Non-cash working capital is composed of accounts receivable, inventories (excluding non-cash inventory write-downs and reversals), income tax receivable, accounts payable and income tax payable. Net change in other assets and liabilities is composed of site restoration costs and pension funding.

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Cenovus's and Husky's netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”). Netbacks reflect the margin of Cenovus on a per-barrel of oil equivalent basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs or reversals of product inventory until it is realized when the product is sold. The sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the heavy oil to transport it to market.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent ("BOE") on the basis of six Mcf to one barrel ("bbl"). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Note Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus's and Husky's current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus and Husky believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is identified by words such as “achieve”, “aim”, “ambition”, “anticipate”, “believe”, “can be”, “capacity”, “committed”, “commitment”, “continue”, “could”, “drive”, “enhance”, “ensure”, “estimate”, “expect”, “focus”, “forecast”, “forward”, “future”, “guidance”, “maintain”, “may”, “objective”, “opportunity”, “outlook”, “plan”, “position”, “potential”, “priority”, “re-establishing”, “strategy”, “should”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the timing and completion of the plan of arrangement and the acquisition of all issued and outstanding Husky common shares and Husky preferred shares, if applicable; the timing and anticipated receipt of required regulatory, court and securityholder approvals for the transaction and other customary closing conditions; Cenovus's ability to issue securities pursuant to the transaction; the

cenovus.com  |  huskyenergy.comPage 6 of 11

anticipated benefits of the transaction, including corporate, operational and other synergies and the timing thereof; the ability to integrate the businesses of Cenovus and Husky, anticipated margins and reductions to free funds flow break-even at WTI, excluding one-time transaction related costs; expected free funds flow; planned capital allocation and capital investment program; anticipated savings and the sustainability and timing thereof; the expected exposure to WCS oil prices, Alberta and global commodity prices and anticipated sensitivity to commodity price fluctuations; the expected management team and their qualifications; the anticipated effect of the transaction on the competitiveness of the combined company and its profitability, liquidity and cost structure; anticipated free funds flow generation and stability; expectations of the combined company's deleveraging capability; the anticipated reserves of the combined company; the expected credit profile and credit ratings of the combined company; expectations of the combined company's ability to pay dividends, subject to board approval, and any increases thereto; the combined company's takeaway optionality; the anticipated safety and reliability of the operations of the combined company; the relative size of the combined company; the expected benefits of the midstream gathering, upgrading, refining and transportation network and assets, including high netback international offshore natural gas assets, and associated agreements to be acquired and assumed by Cenovus and the quality and efficiencies thereof; anticipated need for large scale capital projects and asset sales; expected pro forma financial and operational projections for 2021 and future years and plans and strategies to realize such projections; the expected development and growth of the combined company's business and plans and strategies to realize such expectations; the combined company's net-debt-to-adjusted-EBITDA ratio; the combined company's credit facilities and draws thereon, excluding letters of credit; the planned commitments to clean technology, emission intensity reductions, Indigenous engagement, environmental stewardship and diversity; expectations of future production and the timing, stability and growth thereof; anticipated transportation, processing and refining capacities; anticipated priorities for 2020 and future years; anticipated market access; the expected ability to implement the necessary operating expertise; the composition of the combined company's board of directors and management following closing of the transaction; and the projected shareholder returns. Readers are cautioned not to place undue reliance on forward-looking information as the combined company's actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus, Husky and the combined company and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: the satisfaction of the conditions to closing of the transaction in a timely manner and complete the arrangement on the expected terms; accretive to shareholders in the first year of the combination excluding one-time costs of the transaction; the combined company's ability to successfully integrate the businesses of Cenovus and Husky; access to sufficient capital to pursue any development plans associated with full ownership of Husky; the combined company's ability to issue securities; the impacts the transaction may have on the current credit ratings of Cenovus and Husky and the credit rating of the combined company following closing; forecast commodity prices, light-heavy crude oil price differentials and other assumptions identified in the 2020 guidance of Cenovus; the potential further ramp down for forecast production volumes based on business and market conditions; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; the ability of underlying pricing fundamentals to support the continuation of crude-by-rail programs; changes in transportation costs following suspension of crude-by-rail programs; increases to the combined company's share price and market capitalization over the long term; opportunity for the combined company to pay dividends, and the approval and declaration of such dividends by the board of the combined company; opportunities to repurchase shares for cancellation at prices acceptable to the combined company; cash flows, cash balances on hand and access to credit and demand facilities being sufficient to fund capital investments; foreign exchange rate, including with respect to the combined company's US$ debt and refining capital and operating expenses; realization of expected capacity to store within oil sands reservoirs barrels not yet produced, including that the combined company will be able to time production and sales of its inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and crude oil differentials have narrowed; the Government of Alberta’s mandatory production curtailment continuing to narrow the differential

cenovus.com  |  huskyenergy.comPage 7 of 11

between WTI and WCS crude oil prices thereby positively impacting cash flows for the combined company; the WTI-WCS differential in Alberta remaining largely tied to the extent to which voluntary economically driven supply cuts are made, the potential start-up of the Enbridge Inc.’s Line 3 Replacement Program, the completion of Trans Mountain Expansion and Keystone XL projects, and the level of crude-by-rail activity; the ability of the combined company's refining capacity, dynamic storage, existing pipeline commitments and financial hedge transactions to partially mitigate a portion of the combined company's WCS crude oil volumes against wider differentials; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; the combined company's ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; the ability to generate sufficient cash flow to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; the combined company’s ability to reach net zero emissions by 2050; the combined company's ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the combined company's ability to carry out transactions on the desired terms and within the expected timelines; forecast inflation and other assumptions inherent in the current guidance of Cenovus and Husky; expected impacts of the contingent payment to ConocoPhillips; alignment of realized WCS and WCS prices used to calculate the contingent payment to ConocoPhillips; the combined company's ability to access and implement all technology necessary to efficiently and effectively operate its assets; and other risks and uncertainties described from time to time in the filings made by Cenovus and Husky with securities regulatory authorities.

The forward-looking information in this news release also includes financial outlooks and other forward-looking metrics (including production, financial and oil and gas related metrics) relating to Cenovus, Husky, the combined company and the transaction, including: the expectations of Cenovus and Husky regarding the impact of the transaction on free funds flow, funds flow breakeven at WTI, net-debt-to-adjusted-EBITDA, deleveraging capability, the projected capital expenditures of the combined company, sustaining capital, undrawn committed credit facilities, general and administrative costs, expenses per BOE and operating costs.

Our forecast for the combined company reaching a net-debt-to-adjusted-EBITDA ratio of less than 2x in 2022 is based on August 20, 2020 forward strip commodity pricing, set out in the below table:

Year	WTI	WTI-WCS differential	Chicago 3-2-1 Crack	CAD/USD exchange rate
2021	US$45.00	US$14.75/bbl	US$10.15/bbl	0.75 CAD/USD
2022	US$46.00	US$15.00/bbl	US$11.50/bbl	0.75 CAD/USD
2023	US$47.00	US$13.50/bbl	US$13.50/bbl	0.75 CAD/USD

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include: the completion and the timing of the transaction; the ability of Cenovus and Husky to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals; the ability of Cenovus and Husky to satisfy, in a timely manner, the other conditions to the closing of the transaction; interloper risk; the ability to complete the transaction on the terms contemplated by the arrangement agreement between Cenovus and Husky, and other agreements, including the support agreements or at all; the ability of the combined company to realize the anticipated benefits of, and synergies from, the transaction and the timing thereof; failure to achieve and sustain future cost reductions; the timing of the commencement and completion of construction activities, first production and sales, if at all; the impacts of a changing risk profile and possible subjection to a credit rating review, which may result in a downgrade or negative outlook being assigned to the combined company; the ability of the combined company to pay dividends and the approval and declaration of such dividends by the board of the combined company; the potential exposure to political, economic or social instability related to Husky's international operations; the

cenovus.com  |  huskyenergy.comPage 8 of 11

consequences of not completing the transaction, including the volatility of the share prices of Cenovus and Husky, negative reactions from the investment community and the required payment of certain costs related to the transaction; actions taken by government entities or others seeking to prevent or alter the terms of the transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined company after the transaction; the interpretation of the transaction by tax authorities; the success of business integration; the focus of management's time and attention on the transaction and other disruptions arising from the transaction; the ability to access or implement some or all of the technology necessary to efficiently and effectively operate the assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; the duration of the market downturn; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy and harms commodity prices; the extent to which COVID-19 and fluctuations in commodity prices associated with COVID-19 impacts the business, results of operations and financial condition, all of which will depend on future developments that are highly uncertain and difficult to predict, including, but not limited to the duration and spread of the pandemic, its severity, the actions taken to contain COVID-19 or treat its impact and how quickly economic activity normalizes; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; continued liquidity being sufficient to sustain operations through a prolonged market downturn; WTI-WCS differential in Alberta does not remain largely tied to the extent to which voluntary economically driven supply cuts are made, the potential start-up of Enbridge Inc.’s Line 3 Replacement Program, the completion of the Trans Mountain Expansion and Keystone XL projects, and the level of crude-by-rail activity; the ability to achieve lower transportation costs as a result of temporarily suspending the crude-by-rail program; the ability to realize the expected impacts of the capacity to store within oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; failure of the Government of Alberta’s mandatory production curtailment to cause the differential between the WTI and the WCS crude oil prices to narrow or to narrow sufficiently to positively impact cash flows; unexpected consequences related to the Government of Alberta’s mandatory production curtailment; the effectiveness of risk management programs, including the impact of derivative financial instruments, the success of hedging strategies and the sufficiency of liquidity positions; the accuracy of cost estimates regarding commodity prices, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to calculate Cenovus's contingent payment to ConocoPhillips; product supply and demand; accuracy of share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in marketing operations, including credit risks, exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of a crude-by-rail terminal, including health, safety and environmental risks; the ability to maintain desirable ratios of net-debt-to-adjusted-EBITDA as well as net debt to capitalization; the ability to access various sources of debt and equity capital, generally, and on acceptable terms; the ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to the parties or any of their securities; changes to dividend plans; the ability to utilize tax losses in the future; accuracy of reserves, future production and future net revenue estimates; accuracy of accounting estimates and judgements; the ability to replace and expand oil and gas reserves; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of assets or goodwill from time to time; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; reliability of assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, including labour, materials, natural gas and other energy sources used in oil sands processes and increased insurance deductibles or premiums; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation and litigation related thereto; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of

cenovus.com  |  huskyenergy.comPage 9 of 11

bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment, including potential cyberattacks; risks associated with climate change and assumptions relating thereto; the combined company’s ability to reach net zero emissions by 2050; the timing and the costs of well and pipeline construction; the ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; availability of, and the ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus or Husky operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards; changes in general economic, market and business conditions; the impact of production agreements among OPEC and non-OPEC members; the political and economic conditions in the countries in which Cenovus and Husky operate or supply; the occurrence of unexpected events such as pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions.

Statements relating to "reserves" and "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Events or circumstances could cause the combined company's actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. Readers should carefully consider the risk factors discussed in each of Cenovus's and Husky's management's discussion and analysis and annual information form for the year ended December 31, 2019 and management's discussion and analysis for the three and six months ended June 30, 2020. The information contained on Cenovus's and Husky’s websites is not incorporated by reference into this news release. The reference to Cenovus's and Husky’s websites is intended to be an inactive textual reference.

You should not place undue reliance on the forward-looking information contained in this news release, as actual results achieved will vary from the forward-looking information provided herein and the variations may be material. Cenovus and Husky make no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained in this news release is made as of the date of this news release. The purpose of the financial outlook in this news release is to provide management's expectations of the effects of the transaction. Except as required by applicable securities law, Cenovus and Husky undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward-looking information contained in this news release. The prospective financial information included in this news release has been prepared by, and is the responsibility of management of Cenovus and Husky.

Oil and Gas Information

The estimates of reserves of Cenovus were prepared effective December 31, 2019 by independent qualified reserves evaluators, based on the COGE Handbook and in compliance with the requirements of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activity ("NI 51-101"). Estimates are presented using an average of three IQREs January 1, 2020 price forecasts.

The estimates of reserves of Husky were prepared effective December 31, 2019 by internal qualified reserves evaluators in accordance with the COGE Handbook, were audited and reviewed by Sproule Associates Limited, an independent qualified reserves auditor, and represent the company’s working interest share. Historical Husky production volumes provided are gross, which represents Husky’s working interest share before deduction of royalties.

cenovus.com  |  huskyenergy.comPage 10 of 11

Readers are cautioned that the term proved reserves life index may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not reflect the actual life of the reserves.

For additional information about the reserves of Cenovus and Husky and other oil and gas information, see “Reserves Data and Other Oil and Gas Information” and “Statement of Reserves Data and Other Oil and Gas Information” in Cenovus's and Husky's annual information forms for the year ending December 31, 2019, respectively.

The U.S. Securities and Exchange Commission (the “SEC”) definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed herein may not be comparable to U.S. standards. The SEC requires U.S. oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others, but permits the optional disclosure of probable and possible reserves.

About Cenovus

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface using a technique called steam-assisted gravity drainage (SAGD). The company also has conventional crude oil, natural gas and natural gas liquids assets in Alberta and British Columbia as well as 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

About Husky

Husky Energy is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. For more information, visit huskyenergy.com.

Find Husky on Facebook, Twitter, LinkedIn and Instagram.

Cenovus Contacts
Investor Relations Sherry Wendt, Director, Investor Relations 403-766-7711	Media Relations Reg Curren, Senior Advisor, Media Relations 403-766-7751
Husky Contacts
Investor Relations Leo Villegas, Director, Investor Relations 403-513-7817	Media Relations Kim Guttormson, Manager, Communication Services 403-298-7088

cenovus.com  |  huskyenergy.comPage 11 of 11